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                                                                    EXHIBIT 99.1

                                AVT CORPORATION
                           STOCK PURCHASE LOAN PLAN

     1. Purpose. The purpose of this AVT Corporation Stock Purchase Loan Plan is to attract and retain employees through the availability of loans to acquire Company Stock.

     2. Definitions. As used in this Plan, the following terms have the meanings indicated:

          (a) "AFR" means the applicable federal rate determined under Section 1274 of the Internal Revenue Code of 1986, as amended.

          (b) "Board" means the Board of Directors of the Company.

          (c) "Committee" means the committee appointed by the Board as described under Section 8.

          (d) "Company" means AVT Corporation, a Washington corporation.

          (e) "Company Stock" means common stock, par value $0.01 per share, of the Company. In the event of a change in the capital structure of the Company, the shares resulting from such a change shall be deemed to be Company Stock within the meaning of this Plan.

          (f) "Date of Loan" means the date as of which a Loan is disbursed and the Note evidencing the Loan is issued.

          (g) "Loan" means a loan to a Participant to acquire Company Stock, which shall be evidenced by a promissory note of the Participant and such other documents as determined by the Committee from time to time.

          (h) "Note" means a promissory note evidencing a Loan to a Participant.

          (i) "Participant" means any employee who receives a Loan under this Plan.

          (j) "Subsidiary" means, with respect to any corporation, a subsidiary of that corporation within the meaning of Internal Revenue Code section 424(f).
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     3.   Eligibility.

          (a) All present and future employees (including employees who are members of the board of directors) of the Company or of any Subsidiary of the Company, whether now existing or hereafter created or acquired, shall be eligible for selection to receive Loans under this Plan. The Board or the Committee shall have the power and complete discretion to select eligible employees to receive Loans.

          (b) The grant of a Loan shall not obligate the Company or any Subsidiary of the Company to pay an employee any particular salary, to continue the employment of the employee after the Loan or to make further Loans to the employee at any time thereafter.

     4.   Maximum Amount of Loans.

          (a) A maximum aggregate principal amount of Loans outstanding for all Participants may be determined by the Board or the Committee and may be adjusted from time to time. Procedures may be established for the allocation among eligible employees of any amount available for Loans.

          (b) The maximum aggregate principal amount of all Loans outstanding for a Participant shall be determined by the Board or the Committee in its complete discretion.

     5.   Loan Terms.

          (a) Subject to the provisions of this Plan, the Board or the Committee shall have the power and complete discretion to determine for each Participant the terms, conditions, nature and amount of a Loan.

          (b) The Board or the Committee may establish as to each Loan a minimum or maximum principal amount, the terms of repayment and any other terms and conditions consistent with this Plan that are deemed appropriate by the Board or the Committee, provided, that all Loans made pursuant to this Plan shall include the following provisions:

              (i) All Company Stock acquired with a Loan shall be acquired in compliance with applicable laws, including federal and state securities laws.

              (ii) A Loan shall be a full recourse obligation of the Participant.

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              (iii) A Loan shall not be secured.

              (iv) Subject to clauses (b)(v), (b)(vi), (c), (d) and (e) below, the maximum term of a Loan shall be two years from the Date of Loan, interest shall accrue and accumulate over the life of the Loan and shall be due and payable at maturity, and each Loan shall bear simple interest at a rate equal to or greater than the AFR applicable on the Date of Loan.

              (v) If a Participant's employment with the Company terminates for any reason, the Loan shall immediately become due and payable one month following such termination.

              (vi) The Loan shall become immediately due and payable in the event of the sale of any Shares purchased therewith (even if less than the full number of Shares purchased with the Loan).

          (c) At any time, the Committee may, in its sole discretion, and subject to such conditions as it may impose or authorize, extend the time for repayment of a Loan or waive the Company's right, if any, to make other adjustments to a Loan, provided that a change to a Loan shall not, without the consent of the Participant, adversely affect a Participant's rights under a previously-granted Loan.

          (d) The Committee may condition a Loan on the Participant's complying with arrangements requested by the Company to implement this section 5. Under any such arrangement, the Participant shall have complete shareholder rights with respect to the Company Stock, including the right to vote and receive dividends, and the Participant may sell the Company Stock at any time.

          (e) The Company may place on any certificate representing Company Stock acquired or held with the proceeds of a Loan any legend reasonably deemed desirable by the Company to comply with federal or state securities laws.

     6. Effective Date. This Plan shall be effective on and as of June 5, 2000.

     7. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the last day of the Company's fiscal year ending in the year 2002. No Loans shall be made under this Plan after its termination. The Board or the Committee may terminate this Plan or may amend this Plan in such respects as it shall deem advisable. A termination or amendment of this Plan shall not, without the consent of the Participant, adversely affect the Participant's rights under a previously granted Loan.

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     8.   Plan Administration. This Plan may be administered by a committee of the Board, which shall consist of not less than two members of the Board, who shall be appointed by the Board. The Committee shall have the authority to interpret this Plan, and its interpretations shall be binding on all parties. This Plan shall be governed by, and construed in accordance with, the laws of the State of Washington without regard to conflict of laws principles thereof.

     9. Nontransferability of Loans. Loans and all rights associated with Loans, by their terms, shall not be transferable by the Participants except by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order.

     10. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company, at its principal business address, to the attention of the Chief Financial Officer; (b) if to any Participant, at the last address of the Participant known to the sender at the time the notice or other communication is sent.

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